February 27, 2012

Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brainstorm Cell Therapeutics Inc.
Registration Statement on Form S-1
Filed February 3, 2012
File No. 333-179331

Dear Mr. Riedler:

We are in receipt of the letter dated February 14, 2012 from the Staff of the U.S. Securities and Exchange Commission containing comments on our above-captioned filing (the “Comment Letter”).

We are currently finalizing our audit of our financial statements for the year ended December 31, 2011. We anticipate that we can file an amendment to our S-1 Registration Statement which will include these audited financial statements the week of March 12th. We hereby request an extension for submitting a response to the Comment Letter. With such amendment, we will file a response letter to the Comment Letter and amend the S-1 accordingly.

If you have any questions with regards to this request please contact the undersigned at +972 3 923 6384 or Thomas Rosedale of BRL Law Group LLC at (617) 399-6935.

Very truly yours,

/s/ Liat Sossover

Liat Sossover

Copy to: Thomas B. Rosedale, Esq.

BrainStorm Cell Therapeutics Inc. 605 Third Avenue, 34th Floor New York NY 10158 Tel: (646) 666 3188	BrainStorm Cell Therapeutics Ltd. 12 Bazel St., POB 10019 Kiryat Aryeh, Petach Tikva, Israel 49001 Tel: (972) 3.923.6384	Fax: (212) 286-1884 E-mail: info@brainstorm-cell.com